

January 11, 2024

Deric Eubanks
President
Stirling Hotels & Resorts, Inc.
14185 Dallas Parkway, Suite 1200
Dallas, TX 75254

> **Re: Stirling Hotels & Resorts, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed December 15, 2023**
> **File No. 000-56623**

Dear Deric Eubanks:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G

Cautionary Note Regarding Forward-Looking Statements, page i

1. We note your statement that forward-looking statements "include all statements that are not historical facts." This definition of forward-looking statements is overly broad. Please revise accordingly.

Item 1. Business, page 3

2. Please revise here and under the heading "Initial Investment Portfolio" on page 24 to identify the independent third-party who appraised the Initial Portfolio. Please also explain if you or your Advisor took any steps in the valuation of the portfolio and who is responsible for the determination of the appraised value.

Ownership Structure, page 10

3. Please revise the ownership structure chart on page 11, or advise, to address the following:
   • Clarify the nature of the relationship between each of the entities depicted by

explaining each type of interest and adding footnotes or a legend to define the meaning of each of the line styles used. Add to the diagram by identifying, where applicable, the defined terms used for any entity (e.g. identify which of the entities is also referenced as the "Advisor").

- Specify the ownership percentages of each of the partners of Stirling REIT OP, LP (the Operating Partnership).
- Reconcile the disclosure here with your disclosure elsewhere regarding which entities constitute the Anchor Investor.
- Reconcile the disclosure here with your disclosure on page 84 regarding which entities are limited partners of the Operating Partnership.
- Reconcile the disclosure here with your disclosure on pages F-6 and F-10, which indicates that you do not own any economic interest in the Operating Partnership.

Also, we note that the chart indicates that you are only held by investors. To the extent appropriate, please revise to explain how any ownership of the Operating Partnership impacts the holdings of your other shareholders.

Management Fee and Expense Reimbursements, page 14

4. To the extent any fees have been paid to the Advisor, please include a table of the fees paid or, if not, fees accrued through December 31, 2023. Additionally, please provide a hypothetical demonstrating how the Special Limited Partner performance participation allocation will be determined. Please also update your disclosure in the Certain Relationships and Related Transactions, and Director Independence section as appropriate.

5. Please revise to disclose, if true, that the Special Limited Partner is entitled to receive compensation under the performance participation allocation for a given year even if stockholders who purchased shares during such year experienced a decline in NAV per share.

Fees Paid to the Advisor and its Affiliates
Organization and Offering Expense Reimbursement, page 14

6. Please revise to disclose, as of the most recent practicable date, all organization and offering expenses advanced by the Advisor on behalf of the company. In this regard, we note your financial statement disclosure that as of November 30, 2023, the Advisor and its affiliates have incurred $1.6 million of organization and offering expenses on behalf of the company. Please similarly revise the Certain Relationships and Related Transactions, and Director Independence section. Refer to Item 404 of Regulation S-K.

Item 3. Properties
Leases, page 34

7. Please revise to disclose the material terms of these percentage leases and to explain how any base rent is determined (*e.g.*, based on market rates for similar properties).

Item 7. Certain Relationships and Related Transactions. . .
Other Activities by Ashford and its Affiliates, page 48

8. Please revise to define "select-service hotel assets," and "upper upscale chain scales," including with reference to your current portfolio. Also revise to explain the term "primary access," including by clarifying whether by such term you mean you have exclusive access, as you indicate on page 57. To the extent Other Ashford Accounts may also have the same hotel investment opportunities as you for select-service hotel assets and full-service hotels that are not luxury or upper upscale chains, disclose the amounts that Other Ashford Accounts have available for investment in such properties. We also note that you include a cross-reference to a risk factor discussion of not being allocated certain opportunities which is not included. Please revise to disclose such information.

Share Repurchase Plan, page 75

9. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

10. We note that you may conduct the share repurchase program during the offering period of your continuing private placement offering. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Summary of Our Operating Partnership Agreement, page 84

11. Please revise to disclose the material terms and provisions of the partnership agreement, as applicable, regarding allocations, redemption and conversion rights, distributions, and amendments.

<u>Unaudited Pro Forma Combined Consolidated Balance Sheet, page F-3</u>

12.   We note your adjustments C and D to the pro forma combined consolidated balance sheet as of September 30, 2023. Please tell us how you determined it was appropriate to recognize the acquisition of the four hotel properties at fair value.

13.   Please include a description of the features of the redeemable noncontrolling interest in operating partnership that result in its presentation outside of permanent equity.

<u>General</u>

14.   Because the company has limited operating history and is dependent on Ashford and its affiliates, please include disclosure comparable to that required by Industry Guide 5, including prior performance tables for programs with similar investment objectives, or advise why such disclosure would not be material to investors. For guidance, see CF Disclosure Guidance: Topic No. 6.

15.   Please revise, where appropriate, to identify the legal entities comprising the Other Ashford Accounts or otherwise explain the term.

16.   We note your use of periodic NAV pricing for both your offerings and share repurchase plan. Please clarify how you will communicate your NAV price changes. Please provide us, on a supplemental basis, with your template for future NAV disclosures. Additionally, if there is a significant difference between the previous period price and the price at which you would issue shares to a new investor, clarify whether investors would have an opportunity to rescind their subscription.

17.   We note that in December 2023 you commenced a private offering in reliance on Section 4(a)(2) and Regulation D of the Securities Act of 1933. It appears that you have not filed a Form D. Please advise.

18.   Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case, please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Laura K. Sirianni